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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*


                          Rent-A-Wreck of America, Inc.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                   760098-10-3
                                 (CUSIP Number)

                                 Ms. Robin Cohn
                            10324 South Dolfield Road
                             Owings Mills, MD 21117
                                 (410) 581-8700
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                 WITH A COPY TO:
                             Walter J. Skipper, Esq.
                               Quarles & Brady LLP
                            411 East Wisconsin Avenue
                           Milwaukee, Wisconsin 53202
                                 (414) 277-5000

                                  May 17, 2000
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                                 SCHEDULE 13D/A
---------------------                                         ------------------
CUSIP NO. 760098-10-3                                         Page 2 of 6 Pages
---------------------                                         ------------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Robin Cohn
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                       (b) [ ]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    PF
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    United States
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     964,667
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     -0-
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       964,667
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     -0-
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    964,667
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    22% (assuming conversion of the options)
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
    --------------------------------------------------------------------------

                                 SCHEDULE 13D/A
---------------------                                         ------------------
CUSIP NO. 760098-10-3                                         Page 3 of 6 Pages
---------------------                                         ------------------

ITEM 1. SECURITY AND ISSUER.

Name of Issuer and Address of Principal Executive Offices:

     Rent-A-Wreck of America, Inc. (the "Company")
     10324 South Dolfield Road
     Owings Mills, MD 21117

Title of Security to which this statement relates:

     Common Stock, $.01 par value ("Common Stock")

ITEM 2. IDENTITY AND BACKGROUND.

(a)-(c). This statement is being filed on behalf of Alan S. Cohn and Robin Cohn, who have a business address of 10324 South Dolfield Road, Owings Mills, MD 21117 (husband and wife).

(d) and (e). During the last five years neither Mr. or Ms. Cohn has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f). Mr. and Ms. Cohn are citizens of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Not Applicable. This Amendment is to report the sale of 50,000 Stock Options to the Company.

ITEM 4. PURPOSE OF THE TRANSACTION.

Ms. Cohn sold (1) 50,000 Stock Options to the Company for $62,500 net on May 17, 2000 and (2) 200,000 Stock Options to the Company for $250,000 net on April 20, 2000, both effected pursuant to a January 2000 agreement to sell 250,000 options to the Company; and on January 20 and 21, 2000, Mr. and Ms. Cohn sold 39,500 shares. All the options sold were exercisable until June 30, 2003 at $1.15 per share.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) and (b). Mr. and Ms. Cohn hold an aggregate of 127,167 shares of the Company's Common Stock, and Ms. Cohn holds 837,500 shares of the Company's Common Stock (via Options), representing in the aggregate approximately 22% of the class (assuming conversion of the options). The options have an exercise price of between $1.00 and $1.15 per share. Mr. and Ms. Cohn, respectively, have the power to vote or to direct the vote of, and the power to dispose or to direct the disposition of, the shares. The Options are held by Ms. Cohn individually.

(c). Except for the sale of the 50,000 Stock Options to the Company on May 17, 2000 and 200,000 Stock Options to the Company on April 20, 2000 effected pursuant to a January 2000 agreement to sell 250,000 options to the Company, there have been no transactions by Mr. or Ms. Cohn with respect to the Company Common Stock during the 60 days preceding the date of this Schedule 13D.

                                 SCHEDULE 13D/A
---------------------                                         ------------------
CUSIP NO. 760098-10-3                                         Page 4 of 6 Pages
---------------------                                         ------------------

(d). Not Applicable.

(e). Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

There are no contracts, arrangements, understandings, or relationships between Mr. Cohn, Ms. Cohn and any other person with respect to any securities of the Company.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     1.   Management Agreement dated June 30, 1993 between the Company and KAB*

     2. Stock Option Grant to KAB dated June 30, 1993 relating to options for the purchase of 2,250,000 shares of the Company's Common Stock.*

     3.   Registration  Rights  Agreement dated June 30, 1993 among KAB, Kenneth
          L. Blum, Sr. and the Company.*

     4.   Certification of Joint Filing pursuant to Rule 13d-1(f).

----------
* Incorporated by reference from the Company's Report on Form 8-K dated June 30, 1993.

                                 SCHEDULE 13D/A
---------------------                                         ------------------
CUSIP NO. 760098-10-3                                         Page 5 of 6 Pages
---------------------                                         ------------------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

May __, 2000.


                                        /s/ Alan S. Cohn
                                        ----------------------------------------
                                        Alan S. Cohn


                                        /s/ Robin Cohn
                                        ----------------------------------------
                                        Robin Cohn